SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for December 11, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F ☐

Enclosures:

Media Release dated 10 December 2003 : Sasol Advances BEE Objectives

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2003

	By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary

10 December 2003

Sasol advances BEE objectives

Following a scheduled hearing, the Competition Tribunal today unconditionally approved the application to merge the businesses of Sasol Oil and Exel Petroleum, effectively establishing the largest integrated liquid fuels business in Southern Africa. The approval follows an in-depth analysis of the merger and its potential impact on the local liquid fuels market by the Competition Commission, who subsequently recommended unconditional approval to the Tribunal.

Exel, which was initiated by Sasol some years ago as an empowerment venture in liquid fuels retailing, has developed with Sasol’s support and the drive and innovative spirit of its black management into the most successful BEE business in the fuel retailing sector.  The integration of Exel into the Sasol Liquid Fuels Business (LFB) marks a significant first step towards Sasol achieving its own strategic objectives while fulfilling the requirements of the Liquid Fuels Charter. In terms of the Charter 25% of all facets of the industry are to be owned by historically disadvantaged South Africans by 2010. From Exel’s perspective, the merger will give the company access to technology and capital for expansion and growth, which will ensure its competitiveness and long-term sustainability.

The merged entity will incorporate all of the liquid fuels interests of both companies and will encompass the entire value chain including crude oil procurement and processing at the Natref refinery (in which Sasol holds a 64% interest), the blending of products from Sasol’s synfuels refinery at Secunda and the marketing and distribution of fuels in retail and commercial markets.

Clearly delighted with the speedy processing of the merger application (it was submitted on 1 October this year) and the positive outcome, Sasol chief executive Pieter Cox said, “We appreciate the excellent work done by the Competition Commission and are gratified by the confidence expressed in the LFB. We are eager to prove that confidence well founded.”  Equally thrilled at the Competition Tribunal’s approval, Exel chairman Jomo Sono says, “Today heralds the start of a new era for the liquid fuels sector in South Africa. Exel has been transformed instantly from the most successful black empowered fuel company in South Africa into an integral component of South Africa’s biggest and most competitive fuel company. I am proud that we have managed to secure a deal with Sasol - a truly South African company whose roots and allegiance are to our country. The future looks robust.”

ends

For more information, please contact:

Johann van Rheede
Media manager
Sasol group communication & brand management
Telephone:	+27 (0)11 441 3295
Mobile:	+27 (0) 82 329 0186
E-mail	johann.vanrheede@sasol.com

Sasol, with a market capitalization of approximately USD 9 billion, is an integrated oil and gas group with substantial chemical interests. Based in South Africa and operating in 15 other countries throughout the world, Sasol is the leading provider of liquid fuels in South Africa and a major international producer of chemicals, using a world leading technology for the commercial production of synthetic fuels and chemicals from low grade coal. In the future Sasol expects to apply this technology to convert natural gas to diesel and chemicals. Sasol manufactures over 200 fuel and chemical products that are sold in more than 90 countries and also operates coal mines to provide feedstock for synthetic fuels and chemical plants. The company also manufactures and markets synthesis gas and operates the only inland crude oil refinery in South Africa. Internet address: www.sasol.com

Exel Petroleum (Proprietary) Limited (Exel) is a wholly owned subsidiary of Naledi Petroleum Holdings (Proprietary) Limited and has been partnered by Sasol since its inception in 1997. The company has grown and prospered in the intervening years, and currently operates 189 service stations across the country together accounting for 3.7% of the petrol and 7.0% of the diesel market. Turnover topped R2 billion (excluding levies) in 2002, while operating profit amounting to R100 million is forecast for 2003.

Disclaimer - Sasol Ltd

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 27, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.